Rule 424 (b)(3)
                                                      Registration No. 333-82305
                                                   Registration No. 333-82305-01

Prospectus Supplement dated February 23, 2000
(To Prospectus Dated October 14, 1999, as supplemented on October 28, November 12, 1999,
February 18, 2000 and February 23, 2000)

                              CompleTel Europe N.V.
                       14% Senior Discount Notes due 2009

       CompleTel Europe Announces (Euro)200 Million Senior Notes Offering

On April 7, 2000, CompleTel Europe N.V. announced that it agreed on April 6 to sell an aggregate of (Euro)200 million principal amount of its 14 percent senior notes due 2010. The notes have not been registered under the Securities Act of 1933, as amended (the "Act") and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the Act.


April 7, 2000